Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 5, 2005

Extendicare Inc. Announces Election of Malen Ng to Board of Directors

MARKHAM, ONTARIO (TSX: EXE.MV and EXE.SV; NYSE: EXE). Extendicare Inc. announced today the election of Malen Ng to its Board of Directors, effective May 5, 2005 for a three-year term.

Ms. Ng is Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario (2003 – present). From 1975 to 2002, Ms. Ng was employed by Hydro One Inc., its subsidiaries and predecessor Ontario Hydro, where she occupied several executive positions, including: President and CEO of Hydro One Networks Inc. (2000 – 2002); Executive Vice President of Wires Operations Hydro One Inc. (2001 – 2002); Executive Vice President and CFO of Hydro One Inc. (1999 – 2001); and CFO of Ontario Hydro Services (1997 – 1999). Ms. Ng is a director and chair of the audit committee of Sobeys Inc., and a director of the Construction Safety Association of Ontario.

“Extendicare is pleased to welcome Ms. Ng,” said David Hennigar, Chairman of Extendicare Inc. “With her strong financial background we expect Ms. Ng will be a valuable contributor to Extendicare’s Board and Audit Committee.”

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 440 long-term care facilities in the United States and Canada, with capacity for over 34,400 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,600 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483; Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com